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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2010 (MM/DD/YY) AND ENDING 4/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A. Glynn & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9841 Clayton Road
(No. and Street)

St. Louis (City) MO (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah W. Mertz, CFO (314) 997-1277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

705 Olive 10th Floor (Address) St. Louis (City) MO (State) 63101 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman B. Conley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A. Glynn & Co., as of April 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

MARIGOLD BLACK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: Dec. 21, 2011
Commission # 07459046

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.A. GLYNN & CO.

FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2011
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Board of Directors
J.A. Glynn & Co.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of J.A. Glynn & Co. as of April 30, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.A. Glynn & Co. as of April 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Anders Minkler & Diehl LLP

June 20, 2011

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

J.A. Glynn & Co.
Statement of Financial Condition
April 30, 2011

Assets

Cash and cash equivalents	$ 159,417
Deposits with clearing and other organizations	100,000
Receivables from customers	443,233
Securities owned, at fair value	4,135,603
Property and equipment, net	118,305
Deferred income taxes	49,000
Refundable income taxes	8,580
Notes receivable	705,780
Other assets	547,422
Total Assets	$ 6,267,340

Liabilities and Stockholders' Equity

Liabilities	
Payables to broker-dealers and clearing organizations	$ 1,004,681
Securities sold, not yet purchased, at fair value	50,261
Accounts payable and accrued expenses	738,485
Total Liabilities	1,793,427
Stockholders' Equity	
Common stock, $1 par value:	
Authorized - 30,000 shares	
Issued and outstanding - 1,030 shares	1,030
Additional paid-in capital	610,875
Retained earnings	3,862,008
Total Stockholders' Equity	4,473,913
Total Liabilities and Stockholders' Equity	$ 6,267,340

J.A. Glynn & Co.
Statement of Income
Year Ended April 30, 2011

Revenues	
Management and investment advisory fees	$ 2,921,030
Commissions	681,937
Trading gains and losses	1,268,917
Interest and dividends	329,657
Other income	72,957
	5,274,498
Expenses	
Employee compensation and benefits	3,343,997
Floor brokerage and other trading expenses	724,893
Occupancy and equipment expense	203,734
Interest expense	79,060
Research, communications, and information technology	295,837
Other expenses	601,300
	5,248,821
Income Before Income Taxes	25,677
Provision for Income Taxes	4,500
Net Income	$ 21,177

J.A. Glynn & Co.
Statement of Changes in Stockholders' Equity
Year Ended April 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
April 30, 2010	$ 1,030	$ 610,875	$ 3,840,831	$ 4,452,736
Net income	-	-	21,177	21,177
April 30, 2011	$ 1,030	$ 610,875	$ 3,862,008	$ 4,473,913

J.A. Glynn & Co.
Statement of Cash Flows
Year Ended April 30, 2011

Cash Flows From Operating Activities		
Net income	$	21,177
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		48,059
Interest accrued on notes receivable, net of balances forgiven		34,093
Deferred income taxes		(4,000)
(Increase) decrease in assets:		
Receivables from customers		(79,970)
Securities owned, net		(678,223)
Refundable income taxes		(8,580)
Other assets		(25,164)
Increase (decrease) in liabilities:		
Payables to broker-dealers and clearing organizations		844,852
Securities sold, not yet purchased		(10,180)
Accounts payable and accrued expenses		59,922
Income taxes payable		(18,286)
Net Cash Provided by Operating Activities		183,700
Cash Flows From Investing Activities		
Purchases of property and equipment		(24,283)
Net Cash Used in Investing Activities		(24,283)
Net Increase in Cash and Cash Equivalents		159,417
Cash and Cash Equivalents, Beginning of Year		-
Cash and Cash Equivalents, End of Year	$	159,417

Supplemental Disclosures of Cash Flow Information		
Cash paid for:		
Interest	$	79,061
Income taxes		36,866

Noncash investing activities:

During the year, the Company forgave approximately $63,500 of principal and interest related to notes receivable from two employees.

J.A. Glynn & Co.
Notes to Financial Statements
April 30, 2011

A. Nature of Operations and Basis of Presentation

Nature of Operations

J.A. Glynn & Co. (the "Company"), founded in 1945, is a registered securities broker-dealer and investment advisory firm. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company offers a variety of investment services such as financial advisory, security transactions, trading, and portfolio evaluation.

The Company is a fully-disclosed broker-dealer and has entered into an agreement with Pershing LLC ("Pershing") to hold all securities and clear all trades. In accordance with the clearing agreement, the Company is required to maintain a minimum deposit of $100,000 in cash, securities, or combination of both, with Pershing. Pershing also provides credit to the Company at the Pershing Cost of Funds Rate (1.2874 percent at April 30, 2011), as defined in the agreement, plus 1 percent. The amount of credit provided is limited based on acceptability of collateral and net capital requirements.

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital of $250,000 and requires that the ratio of aggregate indebtedness to regulatory net capital shall not exceed 15 to 1. At April 30, 2011, the Company had regulatory net capital of $1,612,261 and its ratio of aggregate indebtedness to net capital was .46 to 1.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the provisions of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification, (the "FASB ASC"), which is the source of authoritative, non-governmental accounting principles generally accepted in the United States of America ("GAAP"). All references to authoritative accounting guidance contained in our disclosures are based on the general accounting topics within the FASB ASC.

B. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

The Company follows guidance issued by the FASB on fair value measurements, which establishes a framework for measuring fair value, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. This guidance applies whenever fair value is the applicable measurement. The guidance establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into Levels 1, 2, and 3. Level 1 inputs consist of unadjusted quoted prices in active markets for identical instruments and have the highest priority. Level 2 inputs include quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, or inputs other than quoted prices that are directly or indirectly observable. Level 3 inputs are unobservable and are given the lowest priority.

Carrying amounts of certain financial instruments such as cash and cash equivalents, receivables from customers, notes receivable, payables to broker-dealers and clearing organizations, accounts payable and accrued expenses approximate fair value due to their short maturities or because the terms are similar to market terms.

Cash and Cash Equivalents

The Company considers investments purchased with an original maturity of three months or less, that are not held for resale in the ordinary course of business, to be cash equivalents.

Securities

As of April 30, 2011, the Company classifies all securities owned as trading securities. Trading securities are carried at fair value with unrealized holding gains and losses included in earnings. Realized gains and losses are included in earnings and are derived using the average cost method for determining the cost of securities sold. Dividends and interest income are recognized when earned.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the financial statements.

Receivables From Customers

Receivables from customers are uncollateralized obligations for management and investment advisory fees due under customer contract terms. The Company considers receivables from customers to be fully collectible; accordingly, no allowance for doubtful accounts is deemed necessary. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment is stated at cost. Major additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. When assets are sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts. Any gain or loss arising from such disposition is included as income or expense in the year of disposition.

Depreciation is computed using straight-line methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease.

The estimated lives for computing depreciation and amortization on property and equipment are:

Classification	Years
Software	3-5
Furniture and equipment	5-7
Leasehold improvements	3-15
Vehicles	3-5

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, receivables from customers, and investments. The Company maintains its cash primarily with one financial institution. Deposits at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) on an unlimited basis. The Company performs ongoing credit evaluations of its customers and maintains allowances, as needed, for potential credit losses. Although the Company is directly affected by the financial stability of its customer base, management does not believe significant credit risk exists at April 30, 2011.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Management and investment advisory fees are recognized as earned.

Income Taxes

Income taxes are provided based on the asset and liability method of accounting. Deferred income taxes are provided for the expected future tax consequences of temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

Tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns are evaluated to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

If applicable, the Company recognizes interest and penalties related to unrecognized tax benefits in the statement of income.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before fiscal 2008. As of and for the year ended April 30, 2011, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Subsequent Events

The Company has evaluated subsequent events through June 20, 2011, the date the financial statements were available to be issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

C. Securities Owned and Securities Sold, Not Yet Purchased

Securities Owned and Securities Sold, Not Yet Purchased as of April 30, 2011, are as follows:

Owned:		
Common stocks/warrants:		
Diversified metals/mining	$	141,760
Pharmaceuticals		60,111
Regional banks		6,523
Multi-sector holdings		83,800
Automobile/airlines		17,783
Total common stocks/warrants		309,977
Corporate debt		3,825,626
Total	$	4,135,603
Sold, not yet purchased - corporate debt	$	50,261

The following is a description of the valuation methodologies used for financial instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded mutual funds, stock warrants, and other equity securities for which there are quoted prices in active markets. If quoted market prices are not available for a specific security or holding, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services, and relevant broker quotes. Consideration is given to the nature of the quotes and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Company may also use pricing models or discounted cash flows. Securities within this category are classified as Level 2 and primarily include certain corporate debt obligations. In cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Company holds no Level 3 securities as of April 30, 2011.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities measured at fair value on a recurring basis as of April 30, 2011:

	Level 1	Level 2	Level 3	Total
Assets				
Common stocks/warrants:				
Diversified metals/mining	$ 141,760	$ -	$ -	$ 141,760
Common stocks/warrants:	60,111	-	-	60,111
Regional banks	-	6,523	-	6,523
Multi-sector holdings	83,800	-	-	83,800
Automobile/ airlines	17,783	-	-	17,783
Total common stocks/warrants	303,454	6,523	-	309,977
Corporate debt	-	3,825,626	-	3,825,626
Total Assets	$ 303,454	$ 3,832,149	$ -	$ 4,135,603
Liabilities				
Securities sold, not yet purchased - corporate debt	$ -	$ 50,261	$ -	$ 50,261

D. Notes Receivable

Notes receivable includes an amount due from a stockholder related to the purchase of shares of the Company's common stock by the stockholder. No principal payments were required on this note during the year. The note accrues interest at 5 percent annually and is collateralized by 130 shares of the Company's stock. The balance of the note plus accrued interest at April 30, 2011 was approximately $444,200 and will be repaid through future compensation to the stockholder.

Notes receivable also includes a loan to an employee. Payment of this note is contingent on satisfying certain terms of the employee's employment agreement. The balance of the note was approximately $262,000 including accrued interest at April 30, 2011 and bears interest at 2.75 percent. The Company forgave approximately $40,500 of principal and interest related to the original note during the current fiscal year. In addition, the Company forgave approximately $23,000 of principal and interest related to another employee during the year which fully satisfied the balance due under this note as of April 30, 2011.

E. Property and Equipment

Property and equipment at April 30, 2011, is as follows:

Software	$ 13,633
Furniture and equipment	390,244
Leasehold improvements	401,552
Vehicles	10,916
	816,345
Less accumulated depreciation and amortization	698,040
	$ 118,305

Depreciation and amortization expense for the year ended April 30, 2011 totaled $48,059.

F. Line of Credit

The Company has a line of credit agreement (the "Agreement") scheduled to expire in April 2012. Borrowings are charged interest at the Prime Rate of the Lender (3.25 percent at April 30, 2011) plus 3.15 percent, but no less than 3.5 percent per annum, and are secured by a personal guarantee of the majority stockholder. At April 30, 2011, there were no borrowings outstanding under the line of credit.

G. Related Party Transactions

The Company leases its office space from the majority stockholder of the Company. The lease was amended during the current fiscal year reducing rent payments from $18,667 to $10,000 per month from June 2010 through January 2011 and $13,333 per month from February 2011 through January 2012. The lease includes renewal options for two additional three-year periods with scheduled rent increases. Certain other costs associated with the office space including, but not limited to, taxes, insurance, maintenance, repairs, restoration, and utilities are the obligation of the Company. Lease expense included in occupancy and equipment expense totaled $136,666 for the year ended April 30, 2011.

H. Operating Lease

Minimum future lease payments under the related party office lease as of April 30, 2011, are as follows:

Year ending April 30,		
2012	$	159,996
2013		224,004
2014		18,667
	$	402,667

I. Income Taxes

The provision for income taxes for the year ended April 30, 2011, is as follows:

Current	$	8,500
Deferred		(4,000)
Total Provision	$	4,500

Deferred income tax assets and liabilities are computed for temporary differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense (benefit) is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

The source of temporary differences in accounting for financial statement and income tax purposes consists of different depreciation methods and lives used for tax purposes, but not for financial statement purposes.

J. Retirement Plan

The Company maintains a contributory retirement savings plan under Section 401(k) of the Internal Revenue Code covering substantially all employees who meet certain eligibility requirements. Employer contributions to the plan totaled $91,391 for the year ended April 30, 2011.

K. Restrictive Stockholder Agreement

The Company and its stockholders have entered into an agreement to provide for the transfer of common stock of the Company upon the withdrawal or death of any stockholder.